UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Kite Pharma, Inc. (the “Company”), a corporation organized under the laws of Delaware. The Company’s principal executive offices are located at 2225 Colorado Avenue, Santa Monica, California 90404. The Company’s telephone number at such address is (310) 824-9999.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares” and each, a “Share”). As of the close of business on August 31, 2017, there were 57,410,242 Shares issued and outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information — Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Dodgers Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 5, 2017, as it may be amended or supplemented from time to time (the “Offer to Purchase”) and the related Letter of Transmittal, as it may be amended or supplemented from time to time (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), to purchase all outstanding Shares at a price per Share of $180.00, net to the holder in cash, without interest (the “Offer Price”). The Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2017.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 27, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Gilead and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a direct wholly-owned subsidiary of Gilead (such corporation, the “Surviving Corporation” and such merger, the “Merger”). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will irrevocably accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on Monday, October 2, 2017 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

At the effective time of the Merger (the “Effective Time”), all then outstanding Shares (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Gilead, Purchaser, or any other direct or indirect wholly owned subsidiary of Gilead and (iii) Shares held by stockholders who have properly exercised and not effectively withdrawn their respective demand or otherwise lost their respective rights to appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (the

Shares referred to in clauses (i) through (iii) collectively, “Excluded Shares”)) will be converted into the right to receive the Offer Price, in cash, without interest, and subject to any withholding of taxes (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Equity Awards in the Transactions” below for a discussion of treatment of the Company’s stock options (“Company Options”) and the Company’s restricted stock units (“Company RSUs”). At the Effective Time, the holders of all unexpired and unexercised warrants of the Company (“Company Warrants”) will be entitled to receive, upon the exercise of such Company Warrants, the cash payments required to be paid pursuant to such Company Warrants in lieu of Shares purchasable upon exercise of such Company Warrants immediately prior to the Effective Time.

If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by the Merger Agreement, no stockholder vote will be necessary to complete the Merger and the Merger may be completed upon the irrevocable acceptance for payment by Purchaser in the Offer of at least a number of Shares that, considered together with all other Shares (if any) beneficially owned by Gilead and its subsidiaries, represent one more Share than 50% of the sum of the total number of Shares outstanding at the expiration of the Offer, plus the total number of Shares the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities (other than Company Options and Company RSUs which are to be cashed-out or assumed by Gilead immediately prior to the Offer Acceptance Time (as defined in “Section 1 — Terms of the Offer” of the Offer to Purchase)) outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication).

As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Gilead are located at 333 Lakeside Drive, Foster City, California 94404, and their telephone number is (650) 574-3000.

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at http://ir.kitepharma.com/.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Gilead, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Gilead and Purchaser

Merger Agreement

On August 27, 2017, the Company, Gilead and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Gilead or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Gilead and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

Prior to signing the Merger Agreement and in connection with discussions between Gilead and the Company regarding a potential transaction between the parties, Gilead and the Company entered into a mutual confidentiality agreement dated as of February 10, 2017 (the “Initial Confidentiality Agreement”), amended by Amendment No. 1, dated as of August 20, 2017 (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties respectively agreed, subject to certain exceptions, to hold in secrecy and confidence and not disclose or use confidential information furnished by the other party for any other purpose than to evaluate, negotiate and possibly enter into a business transaction. In addition, the parties respectively agreed to use at least the same degree of care to prevent any unauthorized access, disclosure or publication of such confidential information of the other party as the receiving party uses to protect its own valuable confidential information, but in no event less than a commercially reasonable degree of care. Gilead’s and the Company’s obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement, and will expire seven years after the date of the Initial Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Initial Confidentiality Agreement and Amendment No. 1 thereto, which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Consulting Agreement with Two River Consulting, LLC

In June 2009, the Company entered into a consulting agreement (the “Two River Agreement”) with Two River Consulting, LLC (“Two River”) for various clinical development, operational, managerial, accounting and financial, and administrative services. The Company’s President, Chief Executive Officer and Chairman, Dr. Arie Belldegrun, and one of the Company’s directors, Joshua A. Kazam, are two of the managing members of Two River. In exchange for the services agreed upon under the Two River Agreement, the Company paid Two River $361,101 for the year ended December 31, 2016 and incurred $206,985 for the six months ended June 30, 2017.

This summary does not purport to be complete and is qualified in its entirety by reference to the Two River Agreement, which is filed as Exhibit (e)(21) to this Schedule 14D-9 and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company’s board of directors (the “Company Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for the Company Board’s Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Outstanding Shares Held by Executive Officers and Directors

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of August 31, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 6,350,491 Shares (which, for this purpose, excludes Shares subject to issuance pursuant to granted and outstanding Company Options, Company RSUs and Company Warrants).

The following table sets forth as described above the number of Shares beneficially owned as of August 31, 2017 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (1)	Implied Cash Consideration for Shares
Arie Belldegrun	3,217,826	$579,208,680
David Bonderman	2,410,034	$433,806,120
Farah Champsi	63,664	$11,459,520
Roy Doumani	175,082	$31,514,760
Joshua A. Kazam	1,950	$351,000
Ran Nussbaum	11,782	$2,120,760
Steven B. Ruchefsky	205,426	$36,976,680
Jonathan Peacock	67,964	$12,233,520
Franz B. Humer	4,021	$723,780
Ian Clark	782	$140,760
Owen N. Witte	69,541	$12,517,380
Paul L. Jenkinson	4,310	$775,800
Cynthia M. Butitta	79,120	$14,241,600
David Chang	11,675	$2,101,500
Timothy L. Moore	155	$27,900
Shawn Tomasello	15,838	$2,850,840
All of our current executive officers and directors as a group (18 persons) (2)	6,350,491	$1,143,088,380

(1)	In calculating the number of Shares beneficially owned for this purpose, Shares underlying Company Options (whether or not currently exercisable), Company RSUs and Company Warrants held by the individual are excluded.
(2)	In addition to the 16 persons included in the table above, this line includes holdings of Helen Kim and Jeffrey Wiezorek, the Company’s two executive officers who are not named executive officers.

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that, immediately prior to the Offer Acceptance Time, each vested Company Option (including each vested or unvested Company Option held by a non-employee director, which generally vest by their terms in connection with the Transactions), which has a per share exercise price that is less than the Offer Price (a “Vested In the Money Option”), will be cancelled in exchange for a cash payment in an amount equal to the product of (i) the excess of the Offer Price over the exercise price of such Vested In the Money Option, and (ii) the number of Shares subject to such Vested In the Money Option, less any applicable tax withholdings.

The Merger Agreement provides that, immediately prior to the Offer Acceptance Time, each outstanding Company Option other than a Vested In the Money Option will be assumed and converted into an option (an “Adjusted Option”) to purchase a number of shares of common stock of Gilead, par value $0.001 per share (“Gilead Common Stock”) on the same terms and conditions as were applicable to such Company Option immediately prior to the Offer Acceptance Time, equal to the product (rounded down to the nearest whole number) of (i) the number of Shares subject to such Company Option immediately prior to the Offer Acceptance Time and (ii) the quotient of (x) the Offer Price divided by (y) the volume weighted average of the closing sale prices per share of Gilead Common Stock on the NASDAQ for the 15 full consecutive trading days ending on and including the third business day prior to the Offer Acceptance Time (such quotient, the “Equity Award Conversion Ratio”). The exercise price per share of each Adjusted Option will be equal to the quotient (rounded up to the nearest whole cent) of (i) the exercise price per Share subject to such Company Option immediately prior to the Offer Acceptance Time divided by (ii) the Equity Award Conversion Ratio.

The Merger Agreement provides that, immediately prior to the Offer Acceptance Time, each outstanding Company RSU that is held by a non-employee director of the Company (a “Director RSU”) will fully vest and be converted into the right to receive a cash payment in an amount equal to the product of (i) the Offer Price and (ii) the total number of Shares subject to such Director RSU immediately prior to the Offer Acceptance Time.

The Merger Agreement provides that, immediately prior to the Offer Acceptance Time, each outstanding Company RSU that is not a Director RSU will be assumed and converted into a restricted stock unit denominated in shares of Gilead Common Stock, on the same terms and conditions as were applicable to such Company RSU immediately prior to the Offer Acceptance Time (including applicable performance vesting conditions), and relating to a number of shares of Gilead Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of Shares subject to such Company RSU immediately prior to the Offer Acceptance Time and (ii) the Equity Award Conversion Ratio.

The following table sets forth, for each of our executive officers, (i) the number of Vested In the Money Options held as of August 31, 2017 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the respective exercise price of each Vested In the Money Option by the number of Shares subject to such Vested In the Money Option.

Name of Executive Officer	Vested In the Money Options
	Number of Shares subject to Vested in the Money Options	Weighted Avg. Exercise Price	Cash Consideration for Vested in the Money Options
Arie Belldegrun	134,758	$55.67	$16,754,462
Paul L. Jenkinson	39,063	$45.04	$5,271,942
Cynthia M. Butitta	243,129	$26.66	$37,281,401
David Chang	194,292	$26.57	$29,810,222
Timothy L. Moore	45,896	$44.91	$6,200,091
Shawn Tomasello	88,533	$63.87	$10,281,337
Other executive officers (as a group) (1)	64,317	$36.34	$9,239,780

(1)	Includes holdings of Helen Kim and Jeffrey Wiezorek, our two executive officers who are not named executive officers.

The following table sets forth, for each of our executive officers, (i) the number of unvested Company Options held as of August 31, 2017 and (ii) the value that would vest (on a pre-tax basis) in respect thereof upon a Qualifying Termination (as defined below) that occurs concurrently with the Offer Acceptance Time. Such amounts are calculated by multiplying the excess of the Offer Price over the respective exercise price of each unvested Company Option by the number of Shares subject to such unvested Company Option. Depending upon when the Transactions occur, certain Company Options that are unvested as of the date hereof and included in the table below may vest pursuant to their terms, independent of the Transactions.

Name of Executive Officer	Unvested Company Options
	Number of Shares subject to unvested Company Options	Weighted Avg. Exercise Price	Value of unvested Company Options
Arie Belldegrun	264,842	$52.04	$33,889,182
Paul L. Jenkinson	110,137	$45.27	$14,838,758
Cynthia M. Butitta	218,476	$38.74	$30,861,920
David Chang	210,408	$39.57	$29,547,595
Timothy L. Moore	205,804	$45.09	$27,765,018
Shawn Tomasello	109,967	$57.65	$13,454,462
Other executive officers (as a group) (1)	239,934	$46.69	$31,985,602

(1)	Includes holdings of Helen Kim and Jeffrey Wiezorek, our two executive officers who are not named executive officers.

The following table sets forth, for each of our executive officers, (i) the number of unvested Company RSUs held as of August 31, 2017 and (ii) the value that would vest (on a pre-tax basis) in respect thereof upon a Qualifying Termination that occurs concurrently with the Offer Acceptance Time. Such amounts are calculated by multiplying the number of Shares subject to such unvested Company RSU by the Offer Price. Depending upon when the Transactions occur, certain Company RSUs that are unvested as of the date hereof and included in the table below may vest pursuant to their terms, independent of the Transactions.

Name of Executive Officer	Unvested Company RSUs
	Number of Shares subject to Company RSU	Value of unvested Company RSUs
Arie Belldegrun	164,950	$29,691,000
Paul L. Jenkinson	9,100	$1,638,000
Cynthia M. Butitta	46,675	$8,401,500
David Chang	53,675	$9,661,500
Timothy L. Moore	49,734	$8,952,120
Shawn Tomasello	49,433	$8,897,940
Other executive officers (as a group) (1)	44,650	$8,037,000

(1)	Includes holdings of Helen Kim and Jeffrey Wiezorek, our two executive officers who are not named executive officers.

The following table sets forth for the 10 non-employee directors (as a group), the number of unvested Company Options and unvested Director RSUs held by such group of directors and the “single-trigger” cash amounts payable (on a pre-tax basis) in respect thereof. The amounts reflected in the table below are based on the number of equity awards held by the non-employee directors as of August 31, 2017 and, depending upon when the Transactions occur, certain awards that are unvested as of the date hereof and included in the table may vest pursuant to their terms, independent of the Transactions.

Unvested Company Options		Unvested Director RSUs
Number of Shares subject to unvested Company Options	Cash consideration for unvested Company Options	Number of Shares subject to unvested Director RSUs	Cash consideration for unvested Director RSUs
135,026	$14,149,023	32,307	$5,815,260

Treatment of Warrants

Pursuant to the Merger Agreement, the Company Warrants (one of which is held by Mr. Kazam, a director of the Company) that were granted on May 10, 2013, will entitle the holders (including Mr. Kazam) to receive an amount in cash equal to the number of Shares underlying such Company Warrant multiplied by the excess of the Offer Price over the exercise price of the Company Warrant which, as of August 31, 2017, is calculated to be approximately $7,118,464 for the Company Warrant held by Mr. Kazam. The remainder of the Company Warrants will be subject to the same treatment.

Employment Arrangements

The Company previously entered into employment agreements with each of its executive officers. Each of these employment agreements provides for employment “at will” and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual cash bonus opportunity, and an equity award recommendation. These agreements, together with the proprietary information and invention assignment agreements each executive officer executes upon commencing employment with the Company sets forth the rights and responsibilities of each party, including, without limitation, a prohibition on competition during the term of employment, perpetual confidentiality and non-disparagement obligations and employee and customer non-solicitation restrictions that apply during the tenure of an officer’s employment, and for a period of one year thereafter. Any severance or other termination payments and benefits to which an executive officer could become entitled following a termination in connection with the Transactions would be payable under the Company’s Change in Control Severance Plan, described below.

Change in Control Severance Plan

Each of the Company’s executive officers participate in the Company’s Change in Control and Severance Benefit Plan (the “CIC Severance Plan”) pursuant to which such officer will be entitled to certain payments and benefits in the event that he or she experiences a Qualifying Termination (as defined below) in connection with a change in control of the Company, which includes the Transactions. The parties have agreed that from and after the Offer Acceptance Time, the CIC Severance Plan will be jointly administered by two irrevocably appointed individuals, one selected by the Company and one selected by Gilead.

The CIC Severance Plan provides that in the event of a Qualifying Termination of an executive officer that occurs during the period commencing three months prior to the Offer Acceptance Time and ending 12 months following the Offer Acceptance Time, such officer will be entitled to receive the following payments and benefits: (i) salary continuation payments for a period of 18 months (24 months for Dr. Belldegrun) following the termination; (ii) a lump sum payment equal to 1.5 times (2 times for Dr. Belldegrun) the officer’s target annual cash bonus; (iii) Company-paid group health care plan continuation coverage during the period over which the executive receives salary continuation payments; and (iv) accelerated vesting of all outstanding equity awards. These payments and benefits are contingent on the executive officer’s execution of a release of claims in favor of the Company, as well as his or her compliance with perpetual confidentiality and non-disparagement restrictions, as well as employee and customer non-solicitation restrictions that apply for one year following the termination of employment.

For purposes of the CIC Severance Plan, a “Qualifying Termination” is a termination by the Company without “Cause” or a resignation by the executive officer for “Good Reason.” For each of the executive officers, “Cause” generally means (i) the officer’s willful failure to perform his or her material duties (or such officer’s willful misconduct in respect of those duties or obligations), to the extent not cured within 30 days following receipt of written notice; (ii) any willful, intentional or grossly negligent act having the reasonably foreseeable effect of actually and substantially injuring the business or reputation of the Company; (iii) indictment of, or plea of nolo contender to, any felony; (iv) conviction of a misdemeanor involving moral turpitude that causes, or could reasonably be expected to cause, substantial harm to the business or reputation of the Company; (v) any conduct that constitutes a breach of the officer’s fiduciary duties to the Company; (vi) any misappropriation or embezzlement of the property of the Company or its affiliates; or (vii) a material breach by the officer of his or her employment agreement.

For each of the executive officers, “Good Reason” generally means (i) a material reduction of the officer’s annual base salary (which is a reduction of at least 10% unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated officers); (ii) a material reduction in such officer’s authority, duties or responsibilities; or (iii) a relocation of such officer’s principal place of employment with the Company to a place that increases such officer’s one-way commute by more than 50 miles. An executive officer cannot terminate his or her employment for “Good Reason” under the CIC Severance Plan unless (i) the officer has provided written notice to the Company of the circumstances providing grounds for termination for Good Reason within 30 days after the first occurrence thereof, (ii) the Company fails to cure such circumstances within 30 days from the date on which such notice is provided and (iii) the executive officer’s resignation is effective no later than 30 days from the date on which such 30-day cure period expires.

Treatment of 2017 Annual Bonuses

Gilead has agreed that each employee of the Company (including the executive officers) who is employed as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation thereafter (the “Continuing Employees”) will receive payment of his or her annual cash bonus in respect of the 2017 fiscal year (the “2017 Bonus Payment”). The 2017 Bonus Payments will be made at the time that the Company has historically paid annual bonuses to its employees for each Continuing Employee who remains employed through such date. Any Continuing Employee (including the executive officers) who is terminated without cause or for good reason prior to the payment date will be paid his or her respective 2017 Bonus Payment at the time of such termination.

Certain Tax Reimbursement Arrangements

Certain of the Company’s executive officers may be subject to an excise tax on payments they will or may receive in connection with the Transactions under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, an excise tax of 20% is imposed on each individual recipient of certain “parachute payments” that, under the rules of Section 280G of the Code, exceed a certain threshold amount for such individual and the corporation making the payments is denied a tax deduction for such payments. The excise tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to the Affected Individuals (as defined below). Payments to certain executive officers of the Company that will or may be considered “parachute payments” under Section 280G of the Code that would be subject to the Code Section 4999 excise tax include, as applicable, severance payments and benefits under the CIC Severance Plan, the value of the accelerated vesting of unvested equity awards upon a Qualifying Termination, as well as the 2017 Bonus Payment and the Excise Tax Reimbursement Payment (as defined below).

The Company Board has considered the impact of the potential Code Section 4999 excise tax on certain individual executive officers of the Company who may be subject to such excise tax, and has determined that the imposition of the excise tax on such individuals would result in an unintended personal tax burden that would deprive the individuals of a portion of the value of their compensatory payments in connection with the Transactions, particularly their Company equity awards (the “Affected Individuals”). The Company Board has considered the tax implications of Sections 4999 and 280G of the Code and assessed the costs and benefits of potential payments to alleviate the Code Section 4999 excise taxes, to the Company, its stockholders, the Surviving Corporation and each of the Affected Individuals. The Company Board determined that, of our executive officers, Dr. Belldegrun, Ms. Buttita, Dr. Chang, Mr. Moore, Ms. Tomasello, Ms. Kim and Dr. Wiezorek constitute Affected Individuals.

As part of its considerations, the Company Board noted that the primary reason for the magnitude of the Code Section 4999 excise tax burden was the unvested Company Options and Company RSUs held by the Affected Individuals. These awards have a high value as a result of the substantial value of Shares, including as a result of significant Company achievements, including those leading to the Transactions and the Offer Price. The Company Board determined that it is in the best interests of the Company to align the interests of its stockholders with those of the Affected Individuals and mitigate the negative tax impact to such Affected Individuals that would otherwise result from the Transactions, which are expected to bring significant financial benefits to the Company and its stockholders.

The Company Board concluded that, contingent upon the Offer Acceptance Time, the Company will provide each of the Affected Individuals with a gross-up entitlement with respect to the Code Section 4999 excise tax, so that, on a net after-tax basis, the Affected Individual would be in the same position as if no such excise tax had applied to him or her (the “Excise Tax Reimbursement Payment”). The actual amounts to be paid to the Affected Individuals by the Company will not be finally determined until after the consummation of the Transactions and these amounts will be paid following the Offer Acceptance Time but before the Code Section 4999 excise tax becomes due. The Affected Individuals will retain the obligation to pay income and other taxes on all of the payments they will or may receive in connection with the Transactions and will forfeit the right to receive the Excise Tax Reimbursement Payment if either the Merger Agreement terminates pursuant to its terms or the Affected Individual’s employment with the Company terminates for any reason before the Offer Acceptance Time. On September 1, 2017, the Company entered into letter agreements with each of the Affected Individuals setting forth the terms of the Excise Tax Reimbursement Payment for such individual.

The estimated value of the Excise Tax Reimbursement Payment for each named executive officer of the Company is set forth below in the table entitled “Golden Parachute Compensation Table” under “Item 8. Additional Information — Golden Parachute Compensation.” Based on the same assumptions set forth in footnote 4 to the “Golden Parachute Compensation Table,” the estimated aggregate Excise Tax Reimbursement Payment for Ms. Kim and Dr. Wiezorek would be $2,932,107.

Retention Bonus Pools

Under the Merger Agreement, the Company is permitted to establish a bonus pool of up to $20 million from which awards may be allocated to employees (including executive officers) identified, and in the amounts and on the terms determined by, Dr. Belldegrun (or his designees). Additionally, Gilead has agreed to establish a separate retention bonus pool from which the Company and Gilead will allocate awards to employees of the Company mutually identified, and in the amounts and on terms, mutually determined by Gilead and the Company, provided that executive officers of the Company will not be eligible for awards from this pool. The parties have agreed that retention awards jointly allocated from this additional bonus pool will be payable subject to continued employment through the payment date or upon an earlier termination of employment without cause or for good reason.

Gilead Post-Closing Covenants

Pursuant to the Merger Agreement, Gilead has agreed that during the period commencing at the Effective Time and ending on the later of (i) the one-year anniversary of the Effective Time or (ii) December 31, 2018, Gilead will provide, or cause to be provided, the Continuing Employees with (a) base salary or wages and bonus opportunities (including annual bonus opportunities, but excluding equity-based compensation) that are, in each case, no less than those provided by the Company immediately prior to the Offer Acceptance Time, (b) pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Offer Acceptance Time and (c) severance benefits that are no less favorable than the severance benefits provided under the CIC Severance Plan (or comparable severance plan for the Company’s European subsidiaries, as applicable).

Gilead has further agreed that annual cash bonuses in respect of the 2018 fiscal year will be paid for each Continuing Employee who remains employed by the Surviving Corporation through December 31, 2018. The terms of 2018 annual bonuses have not yet been determined. In addition, shortly after the closing of the Merger, Gilead will make “welcome” grants of Gilead equity or equity-based awards, commensurate with those typically granted to new hires upon commencement of employment, to Continuing Employees. Details of the welcome grants have not yet been determined. Gilead has separately agreed to establish individual retention plans for each of Dr. Chang, Mr. Moore, Ms. Tomasello and Dr. Wiezorek. The terms and conditions of these individual retention arrangements have not yet been determined.

In addition, following the Effective Time, all Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time. To the extent that service is relevant for eligibility, vesting and benefit accrual under any benefit plan of Gilead and/or the Surviving Corporation, Gilead will ensure that such benefit plan will, for purposes of eligibility, vesting and benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan. To the extent permitted under applicable law, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Gilead will, and will cause the Surviving Corporation to (i) cause to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which the Effective Time occurs under similar Company benefit plans.

Future Arrangements

It is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Gilead or the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Gilead and/or to receive retention bonus awards. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board will approve under Rule 14d-10(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) any employment compensation, severance or employee benefit agreements, arrangements or understandings between Purchaser, the Company or their respective affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or will be entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee, and will take all other action reasonably necessary to ensure that any such arrangements fall within the non-exclusive safe harbor provisions under Rule 14d-10(d)(2).

Director and Officer Indemnification and Insurance

Under Section 145 of DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, the Company’s Amended and Restated Bylaws (the “Bylaws”) provide that: (i) the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (ii) the Company will advance expenses to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions; and (iii) the rights conferred in the Bylaws are not exclusive of any other right which such person may have or acquire under any applicable statute, provision of the Company’s Amended and Restated Certificate of Incorporation, the Bylaws or otherwise.

The Company has also entered into separate indemnification agreements with the Company’s directors and executive officers. These agreements, among other things, require the Company to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Company’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at the Company’s request.

The Merger Agreement provides that, for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company or any of its subsidiaries and any indemnification or other similar agreements of the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms, and Gilead will cause the Company and its subsidiaries to perform their obligations thereunder. The Merger Agreement also provides that Gilead and the Surviving Corporation will, and will cause the Surviving Corporation’s subsidiaries to agree that they will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer of another entity (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another entity, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (i) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Gilead, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (ii) Gilead, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

The Merger Agreement further provides that, for a period of six years from and after the Effective Time, Gilead and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries or provide substitute policies for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, except that neither Gilead or the Surviving Corporation will be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by the Company and its subsidiaries prior to the date of this Agreement (the “Maximum Amount”). In lieu of such insurance, prior to the closing date of the Merger the Company may purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company and its subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that the cost of any such tail policy will not exceed the Maximum Amount. Gilead and the Surviving Corporation will maintain such policies in full force and effect, and continue to honor the obligations thereunder.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Bylaws and the form indemnity agreement which have been filed as Exhibits (e)(1), (e)(5) and (e)(7), respectively, to this Schedule 14D-9 and is incorporated by reference herein.

Section 16 Matters

The Merger Agreement provides that prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors) will, to the extent necessary, take appropriate action prior to or as of the Offer Acceptance Time to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Merger by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 under the Exchange Act.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

At a meeting held on August 27, 2017, the Company Board unanimously:

•	approved the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement; and

•	resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

Since its inception, the Company has regularly met with other biotech and pharmaceutical companies regarding a variety of potential partnerships, joint ventures, collaborations and other strategic transactions and has from time to time been presented with opportunities to sell the entire company. Meetings of these types have, among other things, led to the Company’s joint venture with Shanghai Fosun Pharmaceutical Industrial Development Co., Ltd. and collaboration and license agreement with Daiichi Sankyo Company, Limited. Since the Company’s initial public offering, the Company has met with more than 100 biotechnology and pharmaceutical companies to discuss the Company’s business and potential opportunities for various transactions or collaborations. In January 2017, while attending an industry conference, members of senior management of the Company met with more than 20 biotechnology and pharmaceutical companies to discuss these same topics.

At the industry conference in January 2017, Andrew Dickinson, Senior Vice President, Corporate Development of Gilead and Helen Kim, Executive Vice President, Business Development of the Company met informally and generally discussed Gilead’s interest in the oncology field and potentially learning more about the Company. Representatives of the Company and Gilead had in the preceding two years engaged in similar informal discussions, but these interactions ceased without any definitive proposals or agreements. Shortly after the conference, Mr. Dickinson followed up with Ms. Kim and they agreed to put in place a confidentiality agreement to facilitate this latest set of discussions. Gilead and the Company thereafter entered into the Initial Confidentiality Agreement to facilitate such further discussions, dated February 10, 2017, providing for the sharing of information with a purpose of discussing, evaluating, negotiating and potentially entering into a business transaction involving the Company and Gilead.

On March 14, 2017, the Company Board held a regularly scheduled board meeting. At the meeting, certain members of senior management presented internal financial forecasts in connection with the Company approaching commercial launch in order to support potential financing or investment related to the Company’s pipeline in light of various revenue projections of the Company’s lead product candidate, axicabtagene ciloleucel (“axi-cel”), if approved. The Company Board asked questions regarding the assumptions supporting the financial forecasts.

Following the execution of the Initial Confidentiality Agreement, certain members of senior management of the Company and Gilead met in March, April and May of 2017. The topics discussed included updates on clinical studies of axi-cel, manufacturing capabilities for axi-cel, contemplated activities in the U.S. and E.U. regarding axi-cel and preparation for commercialization, the Company’s other pipeline programs, the Company’s general thoughts on partnerships and Gilead’s oncology strategy.

After the three meetings between senior management teams of Gilead and the Company, in late May of 2017, John F. Milligan, Ph.D., President and Chief Executive Officer of Gilead, contacted Dr. Arie Belldegrun, Chairman, President and Chief Executive Officer of the Company, to discuss the interactions that the management teams had been having and to request a meeting between the two executives.

On June 12, 2017, Dr. Belldegrun met with Dr. Milligan and Kevin Young, CBE, Chief Operating Officer of Gilead and discussed the interactions of the management teams.

Following on from this meeting, on June 30, 2017, Dr. Milligan and Alessandro Riva, M.D., Senior Vice President, Oncology Therapeutics of Gilead met with Dr. Belldegrun, Cynthia Butitta, Chief Operating Office of the Company, Shawn Tomasello, Chief Commercial Officer of the Company and Tim Moore, Executive Vice President, Technical Operations of the Company. At this meeting the parties continued their discussions regarding the commercialization and manufacturing plans for axi-cel as well as how the companies might partner.

On July 6, 2017, Dr. Belldegrun initiated contact with Centerview Partners LLC (“Centerview”), a financial advisor that was in frequent contact with certain members of the Company’s senior management, and discussed some of the interactions between the Company and Gilead to date as well as prospective financial metrics for the Company.

On July 7, 2017, Dr. Milligan and Dr. Belldegrun spoke regarding another potential in-person meeting in the coming weeks.

On July 10, 2017, certain members of the Company’s senior management met with representatives of Centerview to begin collaborating on financial analyses relating to a potential transaction with Gilead.

On July 13, 2017, Dr. David Chang, Executive Vice President, Research and Development and Chief Medical Officer of the Company met with Dr. Milligan, John C. Martin, Ph.D., Gilead’s Executive Chairman of the Board, John G. McHutchinson, M.D., Gilead’s Executive Vice President, Clinical Research, Dr. Riva and Taiyin Yang, Ph.D., Gilead’s Executive Vice President, Pharmaceutical Development and Manufacturing at Gilead’s headquarters in Foster City, California and discussed the status of axi-cel and other pipeline products of the Company as well as the Company’s research organization, manufacturing and supply logistics.

On July 16, 2017, Dr. Milligan and Mr. Young contacted Dr. Belldegrun to inform him that Gilead planned to send a letter to the Company offering to acquire the Company at a price of $127 per Share in cash. Later that day, Gilead submitted a letter to the Company expressing its interest in acquiring the entire Company at a price of $127 per Share, a 51% premium to the Company’s 60-day volume weighted average stock price, in an all-cash tender offer (the “July 16 Proposal”).

Following receipt of the July 16 Proposal, on July 17, 2017, Dr. Belldegrun contacted a representative of Sullivan & Cromwell LLP (“Sullivan & Cromwell”) to discuss potential negotiation strategies and fiduciary duty obligations in the context of receiving an unsolicited offer and engaged Sullivan & Cromwell as its counsel in connection with these matters.

Also on July 17, 2017, the Company Board held a meeting that included members of senior management to discuss the July 16 Proposal. At this meeting, the Company Board discussed its view that the Company was not for sale, that the Company was intently focused on its business as it was preparing for approval, and commercial launch, of axi-cel and that any offer to acquire the Company at this time would need to be a compelling one. At this meeting, the Company Board discussed with senior management the financial modeling that was underway for the Company, its prospects generally, its lead product candidate and its pipeline. The Company Board also discussed Gilead’s business and its desire to be a significant player in the oncology field as well as its extensive resources and experience with launching and manufacturing commercial products. While the Company Board concluded that Gilead could be an interesting fit with the Company, the Company Board unanimously determined that the offer received was at a disappointing price level and authorized Dr. Belldegrun to communicate to Gilead that the Company would not entertain a transaction at the price level offered. At this meeting, Dr. Belldegrun also informed the Company Board that the Company had begun working with Centerview with respect to Gilead, subject to a determination by the Company Board to engage Centerview as its financial advisor in connection with responding to the unsolicited approach from Gilead. Also at this meeting, the Company Board determined to establish the Strategic Transaction Committee (the “Transaction Committee”) to, among other things, oversee responses to any further offers and make recommendations to the Company Board regarding further offers and whether the Company should consider a sale transaction. The Company Board appointed Dr. Franz Humer and Messrs. David Bonderman, Ian Clark and Jonathan Peacock as the members of the Transaction Committee.

On July 19, 2017, Dr. Belldegrun spoke with Dr. Milligan and informed him that he had spoken with the Company Board and they had determined that the Company was not for sale and, that the July 16 Proposal was not sufficient to proceed with further discussions about a potential acquisition of the Company.

On July 25, 2017, Dr. Milligan contacted Dr. Belldegrun and they agreed to meet again on July 28th.

On July 28, 2017, Dr. Belldegrun met with Dr. Milligan and Dr. Martin. At this meeting, Dr. Belldegrun discussed the Company’s product candidates, pipeline and prospects. At the end of the meeting, Dr. Milligan and Dr. Martin informed Dr. Belldegrun that Gilead would be prepared to increase its offer to $160 per Share in cash. Although Dr. Belldegrun once again expressed disappointment with the offer price, he agreed to facilitate a meeting on August 1st with management of Gilead and the Company to provide further perspectives on value in order to demonstrate to Gilead why neither the management team nor the Company Board would be interested in pursuing a transaction at this time at that price level.

Later that same day, Gilead confirmed in a letter the increase of its offer to $160 per Share in cash (the “July 28 Proposal”) for the entire Company, an 85% premium to the Company’s 60-day volume weighted average stock price and a 26% increase from the July 16 Proposal. The letter indicated that Gilead wanted to finish the discussions within weeks to minimize disruption of the pending launch of axi-cel and was prepared to immediately review due diligence materials.

On July 29, 2017, the Company Board held a meeting that was also attended by certain members of senior management. At the meeting, Dr. Belldegrun updated the Company Board regarding the July 28th meeting with Dr. Milligan and Dr. Martin and Gilead’s July 28 Proposal. The Company Board also discussed the Standalone Forecasts (as defined in “— Management Forecasts”), which had been developed to reflect management’s views on each of the Company’s product candidates including prospective commercial launch estimates and adjustments that were being made to the Standalone Forecasts in connection with developments since its formulation. In addition, the Company Board discussed the Adjusted Forecasts (as defined in “— Management Forecasts”) that were being developed by the Company for the purposes of sharing with Gilead, and which varied on a number of assumptions, including market share and market penetration.

On August 1, 2017, Dr. Belldegrun, Ms. Butitta, Dr. Chang and Ms. Kim met with Dr. Milligan, Mr. Dickinson, Dr. Riva and Mr. Young to discuss the Company’s financial model and assumptions supporting the model, clinical data for axi-cel for various indications, commercial launch plan and assumptions for axi-cel and product pipeline and next generation products from the Company’s technology platform. At the end of this meeting, Dr. Milligan and Dr. Belldegrun met separately to discuss the July 28 Proposal. Dr. Belldegrun expressed his disappointment to Dr. Milligan at the level of the offer, making clear that the Company Board had unanimously rejected the offer and that any future offer would need to be a compelling one. Dr. Milligan indicated to Dr. Belldegrun that he was going to find it very difficult to go back to the board of directors of Gilead (the “Gilead Board”) and request an increased price.

On August 2, 2017, Dr. Milligan emailed Dr. Belldegrun to thank him for the meeting the day before and indicated that he would look forward to catching up with Dr. Belldegrun in the future.

On August 3, 2017, the Transaction Committee held a previously scheduled meeting that was attended by certain members of senior management and representatives of Centerview and Sullivan & Cromwell to discuss the meeting on August 1st as well as the Company’s Standalone Forecasts. After a discussion on the various assumptions underlying the financial models, the Transaction Committee determined to meet in person the following week to review in greater detail the underlying assumptions of the Standalone Forecasts valuation of the Company. The Transaction Committee also discussed the appropriate response to the email from Dr. Milligan.

On August 4, 2017, the Company Board held a previously scheduled meeting with certain members of senior management and representatives of Sullivan & Cromwell and Centerview. At the meeting, the Company Board received an update as to the status of the discussions with Gilead and the recent Transaction Committee meeting. At this meeting, a representative of Sullivan & Cromwell reviewed with the Company Board their fiduciary duties in the context of an unsolicited offer to acquire the Company and reviewed the Company Board’s fiduciary obligations, including its confidentiality obligations. The Company Board was advised that if any director has any conflicts relating to a transaction with Gilead, such conflicts should be raised with the Company Board. Immediately following this meeting of the Company Board, the Transaction Committee met with senior management and representatives of Sullivan & Cromwell and Centerview. The Transaction Committee discussed in greater detail the financial models discussed a day earlier and continued to discuss the best way to respond to Dr. Milligan. The Transaction Committee also discussed the potential of taking further steps to advance the business of a separate entity that was previously created for the primary purpose of focusing on early stage research relating to T-cell receptors (“TCRs”) targeting neoantigens. The Transaction Committee asked whether it would be possible to do this separate from the transaction with Gilead in order to preserve the potential long-term benefit of the neoantigen research for the Company’s stockholders and whether Gilead would have ascribed any value to this. The Transaction Committee also discussed certain key value drivers for the Company, including its pre-launch performance, the potential for full approval of axi-cel and the scarcity of innovative oncology products. Members of senior management and representatives of Centerview reviewed the Standalone Forecasts in greater detail, and they responded to questions from the Transaction Committee in relation to the Standalone Forecasts. The members of senior management, representatives of Centerview and the Transaction Committee also discussed the Company’s performance and its portfolio and the assumptions used in preparing the Standalone Forecasts.

On August 7, 2017, Dr. Milligan contacted Dr. Belldegrun and indicated that he would like to continue discussions between the parties. In this discussion, Dr. Milligan indicated that Gilead’s offer could potentially be increased, but Dr. Milligan did not present a revised offer at that time and indicated that any matters regarding price would need to be discussed with the Gilead Board. Dr. Belldegrun agreed to arrange a meeting between Mr. Young, Dr. Riva and Mr. Dickinson from Gilead and Dr. Chang, Ms. Buttita and Ms. Kim from the Company on Friday, August 11.

On August 9, 2017, the Transaction Committee met with certain members of senior management and representatives of Sullivan & Cromwell and Centerview to perform an in-depth review of the Standalone Forecasts and assumptions and discussed the latest developments with Gilead. The chairman of the Transaction Committee asked each member of the Transaction Committee whether they would consider a sale of the Company at this time, and after that discussion the chairman of the Transaction Committee indicated that if a compelling price could be achieved, a sale of the Company could provide significant value to the Company’s stockholders and eliminate the risks associated with executing on the Company’s business plan, including the anticipated commercial launch of axi-cel. The Transaction Committee also discussed the benefits to the Company of avoiding a protracted sale process that could potentially distract the management team at a critical time for the Company. The Transaction Committee then discussed the facts that the Company was not for sale and management needed to focus on its business plan in connection with the anticipated commercial launch of axi-cel and the Transaction Committee determined that it would not recommend engaging in any broader sale process at this time. Among the risks discussed were potential for leaks and destructive impact on the business. Centerview reviewed a list of potential alternative acquirors and the Transaction Committee discussed the numerous meetings that the Company had previously held with potential partners and the fact that Gilead was likely to be the party prepared to pay the most given its cash on hand, its significant interest in developing an oncology business and its desire to expeditiously complete its diligence and execute a transaction before commercial launch of axi-cel.

At this meeting, the members of the Transaction Committee asked numerous questions of certain members of the Company’s senior management team and Centerview relating to the financial models and the expected risk to the Company’s plans. Centerview also made a presentation regarding the July 28 Proposal. Further, the Transaction Committee discussed the prospect of, and the potential challenges involved in, negotiating and executing a spin-off of a separate entity that would focus on early-stage research of TCRs targeting neoantigens so as to retain the potential long-term benefit of such research for the Company’s stockholders, particularly in light of the timetable being sought by Gilead and the benefits to the Company of proceeding expeditiously in a transaction with Gilead.

The Transaction Committee concluded that it would be willing to proceed with negotiating for a sale of the Company if Gilead were prepared to make a sufficiently compelling offer, and that Dr. Belldegrun was best positioned to engage in a negotiation with Gilead to determine the highest price they were prepared to offer.

On August 11, 2017, Ms. Butitta, Dr. Chang and Ms. Kim met with Mr. Dickinson, Dr. Riva and Mr. Young to discuss Gilead’s assumptions underlying its financial modeling for the Company, focusing primarily on market shares and pricing for the products.

On August 12, 2017, the Company Board held a meeting with members of senior management that was also attended by representatives of Sullivan & Cromwell and Centerview. At the meeting the Company Board was updated on the status of negotiations with Gilead. The Transaction Committee reviewed the results of its meeting on August 9th and its determination that the members of the Transaction Committee would be willing to recommend proceeding with negotiations for a sale of the Company at this time if Gilead was prepared to increase its offer to a sufficiently compelling level. Among other things, members of the Transaction Committee described its detailed review of the Standalone Forecasts as well as the risks associated with their achievement, including those associated with commercializing such a novel immuno-oncology product. At this meeting the Company Board authorized Dr. Belldegrun to continue discussions with Gilead as long as Gilead’s next offer was sufficiently compelling. The Company Board also discussed the desirability of retaining for the Company’s stockholders a separate entity that would focus on the early-stage research of TCRs targeting neoantigens, if possible, and how such a transaction could impact the Company’s desire to quickly consummate an acquisition of the Company. In addition, the members of the Transaction Committee described and the Company Board discussed the previous meetings the Company had held with other companies in the biopharmaceutical industry, as well as the risks associated with a broader sale process, including, among other things, the potential for delay and distraction of management at a critical stage in the Company’s business and the risk that opening up a process could result in Gilead withdrawing its proposal. A representative of the Transaction Committee also informed the Company Board that the Transaction Committee had discussed the engagement of Centerview as its advisor in connection with the proposed transaction and had reviewed the terms of an engagement letter with Centerview and related disclosures from Centerview relating to conflicts of interest. The Company Board authorized Dr. Belldegrun to execute and deliver an engagement letter with Centerview on the terms described to the Company Board.

On August 16, 2017, Dr. Milligan and Dr. Belldegrun discussed next steps and agreed that they and Dr. Martin should meet in person in New York City on August 18, 2017.

On the evening of August 18, 2017, Dr. Belldegrun met with Dr. Milligan and Dr. Martin in New York. Dr. Milligan and Dr. Martin indicated that Gilead was prepared to offer $176 in cash per Share to acquire the entire Company. Dr. Milligan and Dr. Martin expressed that Gilead was prepared to move quickly and was interested in a transaction structured as a cash-tender offer followed by a second step merger and wanted to complete its diligence and negotiation of a merger agreement in the following 10 days. Dr. Belldegrun indicated that he believed there was significant potential value in some of the Company’s early stage pipeline and indicated that he believed that Gilead should increase its offer to $180 per Share in cash. Dr. Milligan indicated that at $180 per Share in cash, he would be willing to recommend that the Gilead Board approve the acquisition of the entire Company. Dr. Milligan and Dr. Martin advised that they would submit a formal offer letter with the $180 per Share price together with a draft merger agreement later that night. Dr. Belldegrun indicated that he would be prepared to recommend that price to the Company Board.

Later that evening, Gilead confirmed in writing its updated offer of $180 per Share in cash (the “August 18 Proposal”), which represented a premium of 82% to the Company’s 60-day volume weighted average stock price, an increase of 42% from the July 16 Proposal and an increase of 13% from the July 28 Proposal. The August 18 Proposal was for all of the assets of the Company and indicated that Gilead expected the parties to move quickly to complete diligence and sign an acquisition agreement. Mr. Dickinson sent Dr. Belldegrun a draft of the merger agreement, and Gilead’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), provided Sullivan & Cromwell with a draft tender and support agreement to be delivered by each of the directors and officers of the Company in which they would agree to tender their Shares into the Offer.

On August 19, 2017, the Transaction Committee held a meeting with members of senior management that was also attended by representatives of Sullivan & Cromwell and Centerview to discuss the latest offer. Dr. Belldegrun updated the Transaction Committee on his discussions from the prior evening and on the latest offer, indicating the fact that the offer was for the entire Company and Gilead was unwilling to address or discuss the spin-off of a separate entity that would focus on early-stage research of TCRs targeting neoantigens for the benefit of the Company’s stockholders given the price it was paying and the fact that any spin-off would preclude the acquisition from being completed in the timeframe required by Gilead in connection with its offer. The Transaction Committee discussed the terms of the final offer, including the fact that it was structured as a tender offer, which was indicative of the speed at which Gilead was prepared to move and the fact that a spin-off would impact the ability to move expeditiously, which was not in the Company’s and its stockholders’ interest. Sullivan & Cromwell reviewed the terms of the draft Merger Agreement and the tender and support agreement with the Transaction Committee. The Transaction Committee determined that it would not be appropriate for the Company’s directors and officers to enter into a tender and support agreement.

On August 20, 2017, the Company Board held a meeting with members of senior management that was also attended by representatives of Sullivan & Cromwell and Centerview and received an update on the status of negotiations. In particular the Company Board focused on Gilead’s intention to complete negotiations and the transaction quickly and the potential benefits of both to the Company. The Company Board unanimously recommended that management complete the negotiations while discussing any applicable terms with the Transaction Committee. Following the meeting, Dr. Belldegrun called Dr. Milligan and informed him that the Company had held a meeting of the Company Board and, in light of the August 18 Proposal, the Company Board was interested in continuing to provide disclosures and have discussions with Gilead.

Also on August 20, 2017, the Company provided Gilead access to a data room in order for Gilead to perform its confirmatory due diligence investigation of the Company. Gilead continued to perform due diligence through the execution of the Merger Agreement.

On August 22, 2017, Sullivan & Cromwell delivered comments on the draft Merger Agreement to Skadden Arps.

Over the next several days the Company, Gilead, Sullivan & Cromwell and Skadden Arps discussed the terms of the Transactions, focusing on the elimination of the tender and support agreement, the size of the termination fee, the circumstances under which the Company could negotiate alternative proposals and accept superior offers, the representations and warranties, the interim operating restrictions and the provisions relating to employees.

On August 24, 2017, Dr. Milligan and Dr. Belldegrun spoke and discussed a number of matters, including, in a conversation that also included Mr. Dickinson and Katie L. Watson, Gilead’s Executive Vice President, Human Resources, strategies with respect to retention of employees of the Company after the closing of the Transactions.

On August 26, 2017, the Transaction Committee held a meeting with members of senior management that was also attended by representatives of Sullivan & Cromwell and Centerview to discuss the outstanding terms of the Merger Agreement. The Transaction Committee reviewed the terms of the Merger Agreement and focused in particular on provisions related to the termination fee, requesting that the Company attempt to make a few changes to the provisions.

After this meeting, the parties discussed the requests of the Transaction Committee and shortly thereafter agreed upon substantially all of the terms of the Merger Agreement. During the course of the day and evening on August 26, 2017, Mr. Dickinson and Ms. Kim negotiated final points on the Merger Agreement. Representatives from Skadden Arps and Sullivan & Cromwell also continued to trade drafts and conduct negotiations on the Merger Agreement, the negotiations of which were completed overnight on August 26, 2017.

On August 27, 2017, Dr. Milligan called Dr. Belldegrun to inform him that the Gilead Board had approved entering into the Merger Agreement. Shortly thereafter, the Company Board held a meeting with members of senior management that was also attended by representatives of Sullivan & Cromwell and Centerview.

Representatives from Sullivan & Cromwell reminded the Company Board of its earlier discussion relating to its fiduciary duties. Representatives from Centerview and Sullivan & Cromwell also reviewed with the Company Board the key legal and financial terms of the Merger Agreement. Thereafter, Centerview reviewed with the Company Board its financial analysis of the Offer Price of $180.00 per Share, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 27, 2017 that, based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price of $180.00 per Share to be paid to the holders of Shares (other Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below in “— Opinion of the Company’s Financial Advisor.” The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex B. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board unanimously (i) approved the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Immediately following this action by the Company Board, the Compensation Committee of the Company Board approved certain Company employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Following the Company Board meeting, the Company, Gilead, and Purchaser executed the Merger Agreement.

Before the opening of trading on the NASDAQ Stock Market on August 28, 2017, the Company and Gilead issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares at a price of $180 per Share in cash.

On September 5, 2017, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Company Board’s Recommendation

In evaluating the Merger Agreement and the Transactions, the Company Board consulted with certain members of the senior management of the Company and its advisors. In the course of making the determination to approve the Merger Agreement and declare it advisable and to recommend that Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Transactions, each of which the Company Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Company Board considered:

•	the historical share price of the Company, including the fact that the Offer Price represents a 29% premium to the Company’s closing price on the last trading day before the announcement of the Merger Agreement and a 57% premium to the Company’s 60-day volume weighted average stock price;

•	the fact that the Company negotiated an increase in the consideration payable in the Offer to $180.00 per Share from Gilead’s initial proposal of $127.00 per Share on July 16, 2017; and

•	the fact that, since the Company’s initial public offering which closed on June 25, 2014, the per-Share trading price of the Shares has never exceeded the level of the Offer Price.

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Business and Financial Condition of the Company. The Company Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, the execution risks associated with obtaining U.S. and non-U.S. regulatory approvals for product candidates in the Company’s pipeline as well as the risks associated with transitioning from a clinical-stage company to a commercial-stage company, in connection with the expected commercialization of axi-cel and other product candidates in the Company’s product portfolio. The Company Board weighed the certainty of achieving a compelling value for stockholders in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the risk and uncertainty associated with the Company and its business, including the risks described above and those set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

•	Certainty of Consideration. The Company Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s regulatory, commercialization and other business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares. The Company Board considered in particular that it may take several years to demonstrate value as a commercial-stage company before another strategic transaction opportunity is presented.

•	Product Development and Regulatory Risks. The Company Board considered the fact that the Company’s lead product development candidate, axi-cel, has not yet been approved for marketing by the United States Food and Drug Administration or by any similar non-U.S. regulatory body, as well as the status and prospects for the Company’s current pipeline in early stages of research and development. The Company Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates (including axi-cel), and the risks related to the market acceptance of axi-cel and the Company’s other product candidates, if approved, and other factors potentially impacting the revenues and profitability of pharmaceutical products generally.

•	Product Launch and Commercialization Risks. The Company Board considered the uncertainty associated with market demand, pricing, including any reaction or pressure on pricing over time, governmental reimbursement and other factors beyond the control of the Company with respect to axi-cel and other product candidates in the Company’s pipeline, including the fact that the Company had never commercialized a product. In particular, the Company Board considered the risk and uncertainty relating to cost of goods, sole suppliers and other third parties that are necessary for the manufacture and delivery of product, and the ability to obtain and maintain intellectual property protection for the Company’s product candidates, and the expected increase in competition over time to axi-cel and to other product candidates. The Company Board also considered the significant challenges and costs to scale commercialization globally, including in the European Union, particularly given the patient-by-patient manufacturing process for the Company’s products and the reliance on well-resourced hospitals to deliver the therapy.

•	Compatibility and Expanded Financial and Innovative Capacities with Gilead. The Company Board considered the Company’s ability to develop and commercialize its products as a stand-alone company, in particular considering that the Company had not yet commercialized any product to date, and weighed it against Gilead’s demonstrated ability to scale complicated manufacturing processes to meet ever-growing patient demand, Gilead’s successful history in launching innovative, specialty medicines in the United States and internationally, Gilead’s ability to rapidly execute clinical development programs for the benefit of the patient population, and Gilead’s significant cash position and ability to fund research, development and commercialization programs.

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Potentially Interested Counterparties. The Company Board considered, after discussions with Centerview and senior management, that (i) a broader outreach to potential acquirors could delay a potential transaction and cause significant disruption at a critical stage of the Company’s development, putting at risk a transaction with Gilead at the price negotiated, (ii) management had met with other potential partners and that such potential partners had not approached the Company to inquire about a strategic transaction with the Company and (iii) should any such potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for the Company despite Gilead and the Company having entered into the Merger Agreement.

•	Centerview’s Fairness Opinion and Related Analyses. The Company Board considered the oral opinion of Centerview delivered to the Company Board on August 27, 2017, which was confirmed by delivery of a written opinion dated August 27, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Centerview in connection with its opinion, the Offer Price to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of the Company’s Financial Advisor.” The Company Board also considered the extensive review undertaken by the Transaction Committee and the Company Board, in conjunction with certain members of senior management and representatives of Centerview, of the Standalone Forecasts which were provided to Centerview for use in developing its fairness opinion.

•	Negotiation Process. The Company Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board and the Transaction Committee, and with the assistance of independent financial and legal advisors, that the Transaction Committee had recommended that the Company Board approve and declare advisable the Merger Agreement and that over the course of negotiations Gilead had significantly increased its per Share offer price.

•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the Transactions and the structure of the transaction as a tender offer for the Shares which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the Merger Consideration in a relatively short time frame, followed by the second-step Merger that can be effected immediately following the consummation of the Offer without a meeting or vote of the Company’s stockholders under the DGCL, in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to potential disruption and uncertainty pending closing.

•	Likelihood of Completion; Certainty of Payment. The Company Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the reputation and financial position of Gilead (including in excess of $20 billion in cash, cash equivalents and short-term marketable securities on Gilead’s balance sheet as of June 30, 2017) and Gilead’s general ability to complete acquisition transactions;

•	the fact that there are not expected to be significant antitrust or other regulatory impediments;

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the specificity and limited scope of the closing conditions to the Transactions; and

•	the fact that Gilead and Purchaser have sufficient cash, marketable securities and existing credit facilities to consummate the Transactions.

•	Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, which are more fully described in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Company Board considered important included:

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Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that, considered together with all other Shares (if any) beneficially owned by Gilead and its subsidiaries, represent one more Share than 50% of the sum of the total number of Shares outstanding at the expiration of the Offer, plus the total number of Shares the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities (other than certain equity awards which are to be cashed-out or assumed by Gilead immediately prior to the acceptance time of the Offer) outstanding at the expiration of the Offer that are convertible, exchangeable or exercisable into Shares, which condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. Prior to the Offer Acceptance Time, the Company and its representatives may provide, pursuant to entry into an acceptable confidentiality agreement, confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written Acquisition Proposal (as defined in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase) if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and that such Acquisition Proposal either constitutes or would reasonably be expected to result in a Superior Offer (as defined in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase), subject to certain notice requirements in favor of Gilead.

•	Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. The Company Board may, in connection with a Superior Offer, effect a Company Adverse Change Recommendation or cause the Company to terminate the Merger Agreement to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Company Board of Directors has determined, in good faith and pursuant to the Merger Agreement, constitutes a Superior Offer (as such term is defined in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase), if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a four (or two, as applicable) business day “match right” that would allow Gilead to match a Superior Offer. If the Merger Agreement is terminated by the Company in connection with the Company’s entering into a Specified Agreement with respect to a Superior Offer in connection with a Company Adverse Change Recommendation, then the Company will have an obligation to pay Gilead a termination fee of $356 million (as more fully described in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements,” in the Offer to Purchase).

•	Intervening Event Change of Recommendation. The Company Board may also, in response to an Intervening Event (as defined in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase), effect a Company Adverse Change Recommendation if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a four (or two, as applicable) business day “match right” that would allow Gilead to make such adjustments to the terms and conditions of the Merger Agreement such that a Company Adverse Recommendation Change would no longer be necessary. If Gilead terminates the Merger Agreement as a result of such Company Adverse Change Recommendation, the Company will have an obligation to pay Gilead a termination fee of $356 million.

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Extension of the Offer. Purchaser’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions. However, Gilead and Purchaser are required to extend the Offer beyond the initial Expiration Date if, at any otherwise scheduled Expiration Date (as such terms are defined in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase), any condition has not been satisfied or waived, for up to 10 business days per extension (but not beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the End Date (as such term is defined in “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase)).

•	End Date. The End Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Offer and the Merger, while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Company Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement that, among other things, specify that any changes in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings, or, subject to the terms of the Merger Agreement, any event, occurrence, circumstance, change or effect resulting from (i) the announcement, pendency or performance of the Transactions, (ii) factors generally affecting the Company’s and its subsidiaries’ industries or products competitive with the Company’s product candidates axi-cel, KITE-718 and KITE-585 (the “Key Products”), (iii) the failure of the Company to meet internal or analysts’ expectations or projections, (iv) the timing of or market reception to the introduction and commercialization of the Key Products, or (v) the matters set forth on the Company’s disclosure schedule, are excluded from the determination of whether a Company Material Adverse Effect (as defined and more fully described “Section 11 — “Purpose of the Offer and Plans for Kite; Summary of the Merger Agreement and Certain Other Agreements” in the Offer to Purchase) has occurred that would permit Gilead to elect not to consummate the Offer.

•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights under Delaware law to holders of Shares who do not tender their Shares in the Offer and comply with all of the procedures required under Delaware law to perfect appraisal rights, and who believe that exercising such rights would yield them a greater per-Share amount than the Merger.

The Company Board also considered a variety of risks and potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•	No Participation in the Company’s Future. The Company Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company successfully commercializes axi-cel or any of its product candidates or otherwise develops new promising drug/therapeutic candidates. However, the Company Board considered that Gilead is a public company and Company shareholders would have the choice to invest in Gilead separately.

•	Non-Solicitation Covenant. The Company Board considered that the Merger Agreement restricts the Company’s solicitation of competing Acquisition Proposals from third parties and restricts the Company’s ability to engage in discussions regarding competing Acquisition Proposals unless, subject to certain terms and conditions in the Merger Agreement, the failure to engage would be inconsistent with the Company Board’s fiduciary duties.

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Termination Fee. The Company Board considered the fact that the Company must pay Gilead a termination fee of $356 million if the Merger Agreement is terminated (i) by the Company, subject to the terms and conditions set forth in the Merger Agreement, to accept a Superior Offer, (ii) by Gilead if the Company Board has effected a Company Adverse Change Recommendation or (iii) in certain additional circumstances if within 12 months following such termination, the Company recommends or enters into certain alternative acquisition arrangements and such acquisition is subsequently consummated. The Company Board considered that the amount of the termination fee is comparable to termination fees in transactions of a similar size and nature, is reasonable, will not likely deter serious competing bidders and is not likely to be paid unless the Company enters into a more favorable transaction. The Company Board also recognized that the provisions in the Merger Agreement relating to this fee were insisted upon by Gilead as a condition to entering into the Merger Agreement.

•	Interim Operating Covenants. The Company Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to (i) use its commercially reasonable efforts (a) to conduct its and its subsidiaries’ businesses in the ordinary course and (b) to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with licensors, licensees, lessors, governmental bodies and others having material business dealings with the Company and (ii) refrain from taking specified actions with respect to the Company and its subsidiaries, subject to certain exceptions, which may delay or prevent the Company from undertaking business opportunities that arise pending completion of the Transactions.

•	Risks the Offer and the Merger May Not Be Completed. The Company Board considered the risk that (i) conditions to the parties’ obligations to complete the Offer or Merger may not be satisfied, (ii) consummation may be unduly delayed or (iii) the Offer or the Merger may not otherwise be consummated despite the parties’ efforts. The Company Board also considered the potential resulting disruptions to the Company’s business in the event the Offer and the Merger are not consummated, including the diversion of management and employee attention, employee attrition and the effect on licensors, licensees, lessors, governmental bodies and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Tax Treatment. The Company Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to the Company’s stockholders for United States federal income tax purposes.

•	Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Transactions that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but rather summarizes the principal factors considered by the Company Board. After considering these factors, as well as other factors that the members of the Company Board believed were appropriate to consider, the Company Board concluded that the potentially positive factors relating to the Merger Agreement and the Transactions substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the Transactions in light of these various factors. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the Transactions, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Individual directors may have given different weights to different factors discussed by the Company Board. The Company Board based its recommendation based on the totality of information it received and the investigation it conducted and did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination.

The foregoing explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in “Item 8 — Additional Information — Cautionary Note Regarding Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Company Board believed were appropriate to consider, the Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

As of August 31, 2017, the directors and executive officers of the Company beneficially owned 6,350,491 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options, Company RSUs or Company Warrants), representing approximately 11.1% of the outstanding Shares. To the Company’s knowledge, after reasonable inquiry, the directors and executive officers of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant the Offer, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, and other than Shares as to which such holder does not have discretionary authority and Shares which may be retained or transferred in order to facilitate estate and tax planning dispositions or in connection with charitable donations. Based on transactions effected in the past six months, the Company expects that a significant number of Shares held by directors and executive officers will not be tendered into the Offer in light of potential liability under Section 16 of the Exchange Act.

Management Forecasts

The Company, which does not yet have any marketed products, does not make public long-term projections as to future revenues, earnings or other results due to the uncertainty of the underlying assumptions and estimates. However, as the Company approached FDA approval and commercial launch, the Company began constructing a financial model to set expectations for the Company’s financial performance and to provide a basis for valuing the Company. In connection with the Company Board’s consideration of Gilead’s proposals, certain members of the Company’s senior management updated these forecasts based on its view on the prospects for the Company and risk-adjusted these forecasts (the “Standalone Forecasts”) by estimating future commercialization metrics with respect to the Company’s clinical-stage candidates. These prospective commercialization forecasts were based on certain internal assumptions about the probability of success and regulatory approval, launch timing, pricing, market growth, market share, competition, the commercial life of the drug candidates, and other relevant factors relating to the commercialization of each of the Company’s candidates. In addition, certain members of the Company’s senior management provided the Company Board, Centerview and Gilead with a revenue case (the “Adjusted Forecasts”, and together with the Standalone Forecasts, the “Forecasts”) based on greater market share, market penetration, probability of success and pricing assumptions. The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective commercialization information that was made available to the Company Board for purposes of considering and evaluating Gilead’s proposal. The Standalone Forecasts were not provided to Gilead. The Company makes and has made no representation to Gilead or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts. The Standalone Forecasts were provided to Centerview solely for use in developing its fairness opinion. See a description of Centerview’s fairness opinion below in “— Opinion of the Company’s Financial Advisor.”

Cautionary Note About the Forecasts

The Forecasts, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of the Company not currently having any marketed products, and many of which are beyond the Company’s control. The Forecasts reflect numerous estimates and assumptions made by the Company, based on information available to the Company at the time the Forecasts were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for the Company’s product candidates. There can be no assurance of the approval, or timing of such approval, of any of the Company’s clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts. The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s product candidates or the overall future performance of the Company. The Forecasts were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the Offer, including the potential synergies that may be achieved by the combined company as a result of the Offer or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Forecasts are subjective in many respects and is thus subject to interpretation. Please refer to “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” below.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

The Standalone Forecasts

The Standalone Forecasts include long-term projections from fiscal years 2017 through 2032 for the Company’s product pipeline. The Standalone Forecasts include total revenues, including revenues from upfront/milestone payments and royalty payments. The Standalone Forecasts also include certain members of the Company’s senior management’s projection of operating expenses, which includes research and development expenses, selling and marketing expenses, and general administrative costs not attributed to a specific product, as well as tax rate assumptions. The Standalone Forecasts are based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s management at the time the Standalone Forecasts were created.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E
Total revenue to the Company	38	329	688	1,485	2,067	2,762	3,764	4,374	4,759	5,047	5,288	5,471	5,662	5,828	6,028	6,248
Memo: Total product and royalty revenue	7	285	643	1,468	2,051	2,762	3,755	4,374	4,759	5,047	5,288	5,471	5,662	5,815	6,028	6,248
Gross profit	35	230	481	1,060	1,544	2,110	3,013	3,496	3,807	4,048	4,257	4,422	4,597	4,758	4,943	5,149
Total operating expenses	(507)	(494)	(695)	(658)	(647)	(695)	(691)	(618)	(654)	(669)	(659)	(599)	(551)	(502)	(474)	(451)
Total EBIT (1)	(472)	(264)	(213)	402	897	1,415	2,322	2,878	3,153	3,379	3,598	3,823	4,045	4,257	4,469	4,698

(1)	EBIT is defined as estimated earnings before interest and taxes. EBIT is a non-GAAP financial measure. Please refer to “— Information About Non-GAAP Financial Measures” below.

In addition, at the direction of the Company’s management, Centerview calculated, from the Standalone Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses. In addition to certain assumptions about tax rates and tax assets, the calculation of unlevered free cash flow includes estimated capital expenditures, depreciation and amortization, and changes in net working capital, excludes research and development expenses and milestone payments related to the Company’s early-stage platform programs, and accounts for the Company’s interest in a joint venture with Shanghai Fosun Pharmaceutical Industrial Development Co., Ltd. The calculation also includes an adjustment for the $50 million upfront payment received in January 2017 from Daiichi Sankyo Company, Limited recognized as deferred revenue over two years and the $40 million upfront payment received in May 2017 from Fosun Kite Biotechnology Co., Ltd. recognized as deferred revenue over four-and-a-half years.

($ in millions)	FY 2017E		FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E
Unlevered Free Cash Flow (1)	(390)/ (120)	(2)	(318)	(231)	152	513	854	1,388	1,807	2,048	2,210	2,338	2,491	2,629	2,762	2,884	3,023

(1)	Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense. Unlevered free cash flow is a non-GAAP financial measure. Please refer to “— Information About Non-GAAP Financial Measures” below.
(2)	($120) represents 4Q:2017 only.

The Adjusted Forecasts

The Adjusted Forecasts include long-term projections of total net product revenue in the United States and European Union from fiscal years 2017 through 2032 for the Company’s pipeline products that were not risk adjusted. The Adjusted Forecasts were constructed for the purpose of sharing with Gilead and adjust the Standalone Forecasts by assuming (i) the high end of management’s assessment of possible outcomes for market share, market penetration and pricing and (ii) no adjustment for probability of success for certain of the pipeline products.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E	FY 2032E
Total U.S. and E.U. net product revenue	8	304	741	1,842	2,737	4,232	6,532	8,400	9,903	11,009	11,759	12,103	12,393	12,453	12,748	13,086

Information About Non-GAAP Financial Measures

The Forecasts contain non-GAAP financial measures. The Company’s management believes such measures are helpful in understanding forecasts of the Company’s future results. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The calculations of non-GAAP financial measures reflected in the Forecasts may differ from others in the Company’s industry and are not necessarily comparable with similar titles used by other companies. The Company strongly encourages you to review all of its financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

Opinion of the Company’s Financial Advisor

The Company retained Centerview as financial advisor to the Company Board in connection with the proposed Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Offer Price of $180.00 per Share proposed to be paid to such holders pursuant to the Merger Agreement. On August 27, 2017, Centerview rendered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price of $180.00 per Share proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 27, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex B. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price of $180.00 per Share to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated August 26, 2017 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2016, December 31, 2015 and December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, the Standalone Forecasts and the Adjusted Forecasts prepared by management of the Company and, in the case of the Standalone Forecasts, furnished to Centerview by the Company for purposes of Centerview’s analysis. The Standalone Forecasts and the Adjusted Forecasts as well as the foregoing internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price of $180.00 per Share to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price of $180.00 per Share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated August 27, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Gilead. None of the Company, Gilead, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 25, 2017 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded biopharmaceutical companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	Alnylam Pharmaceuticals, Inc.

•	BioMarin Pharmaceutical Inc.

•	Exelixis, Inc.

•	Incyte Corporation

•	Ionis Pharmaceuticals, Inc.

•	Seattle Genetics, Inc.

•	TESARO, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Centerview calculated and compared financial multiples for the selected companies based on information it obtained from the management of the Company, public filings and subscription-based data sources. With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents)) as a multiple of Wall Street research analyst consensus estimated revenues for calendar year 2019.

The results of this analysis are summarized as follows:

Enterprise Value/Revenue Multiple*
2019E
75th Percentile	10.0x
Median	9.5x
25th Percentile	8.6x

*	Selected companies with Enterprise Value / 2019 Revenue multiples of greater than 25x were excluded from these calculations as outliers.

Based on the foregoing, Centerview applied a range of 8.6x to 10.0x, representing the 25th and 75th percentiles, respectively, multiples of estimated 2019 revenue derived from the selected companies, to the Company’s estimated calendar year 2019 revenue of $643 million (representing total product and royalty revenue), based on the Standalone Forecasts, which resulted in a range of implied values per Share of approximately $97.10 to $110.35. Centerview compared these ranges to the Offer Price of $180.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transactions. These transactions were:

Date Announced	Target	Acquiror
01/09/17	ARIAD Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited
08/22/16	Medivation, Inc.	Pfizer Inc.
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.
11/02/15	Dyax Corp.	Shire plc
07/14/15	Receptos, Inc.	Celgene Corporation
05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.
03/04/15	Pharmacyclics, Inc.	AbbVie Inc.
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc
12/08/14	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.
08/24/14	InterMune, Inc.	Roche Holdings, Inc.
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings, Wall Street research and subscription-based data sources. Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value of common equity determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s two year forward projected revenue for the two years following the transaction announcement.

The results of this analysis are summarized as follows:

Transaction Value / 2 Year Forward Revenue*
75th Percentile	14.9x
Median	11.0x
25th Percentile	8.7x

*	Transactions with Transaction Value / 2 Year Forward Revenue multiples of greater than 25x were excluded from these calculations as outliers.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied a range of 8.7x to 14.9x, representing the 25th and 75th,

respectively, of two-year forward revenue multiples derived from the precedent transactions, to the Company’s estimated $554 million two-year forward revenue (representing total product and royalty revenue) calculated as the sum of 25% of the Company’s estimated calendar year 2018 revenue and 75% of the Company’s estimated calendar year 2019 revenue, as derived from the Standalone Forecasts, which resulted in a range of implied values per Share of approximately $86.60 to $137.15. Centerview compared this range to the Offer Price of $180.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Standalone Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Based on information from management of the Company, Centerview derived the forecasted unlevered free cash flows of the Company based on the Standalone Forecasts during the period beginning on October 1, 2017 and ending on December 31, 2032 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2032 at a rate of free cash flow decline of 50.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 10.0% to 12.0% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of the Company’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) estimated capital expenditures, depreciation and amortization, and changes in net working capital, (ii) net present value of standalone tax savings from federal net operating losses of $168 million as of December 31, 2016 and future losses, (iii) removing the R&D and milestone expenses associated with early-stage platform programs, and adding the platform value based on select publicly-traded early-stage biopharmaceutical companies, related to the Company’s neoantigen platform and allogeneic platform, (iv) an assumed U.S. tax rate of 40% and an assumed foreign tax rate of 20%, (v) the Company’s 40% profit interest in joint venture company, Fosun Kite Biotechnology Co., Ltd., with Shanghai Fosun Pharmaceutical Industrial Development Co., Ltd. and (vi) estimated net cash of $690 million as of September 30, 2017.

This analysis resulted in a range of implied values per Share of $143.35 to $167.85. Centerview then compared the results of the above analysis to the Offer Price of $180.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Shares during the 52-week period ended August 25, 2017 (the last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for the Company during such period of approximately $40.01 to $140.13 per share.

•	Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $54.00 to $155.00 per share.

•

An analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “— Summary of Centerview Financial Analysis — Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the highest trading price of the target company’s common stock for the 52 weeks prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a range of 41% to 69%, representing the 25th and 75th percentile, respectively, premiums of such transactions, to the Company’s closing stock price on August 25, 2017 (the last trading day before the public announcement of the Transaction) of $139.10, which resulted in an implied price range of approximately $196.15 to $235.10 per Share. Centerview applied a range of 23% to 48%, representing the 25th and 75th percentile, respectively, premiums of such transactions, to the Company’s highest trading price during the 52-week period ended August 25, 2017 (the last trading day before the public announcement of the Transactions) of $140.13, which resulted in an implied price range of approximately $172.35 to $207.40 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Gilead and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not (except for its current engagement) been engaged to provide financial advisory or other services to the Company, and Centerview has not received any compensation from the Company. In the past two years, Centerview has not been engaged to provide financial advisory services to Gilead, and Centerview has not received any compensation from Gilead. In the past two years, Centerview has performed financial advisory services for Gilead on an informal basis with respect to a number of matters, including potential transactions unrelated to the Company, for which Centerview has not received any compensation from Gilead. Centerview may provide financial advisory and other services to or with respect to the Company or Gilead or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of its affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Gilead, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation, experience and expertise in serving as financial advisor to biotechnology and pharmaceutical companies that have been acquired. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $58 million, $2.5 million of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Centerview in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated by reference herein.

Sard Verbinnen & Co. assisted the Company as its public relations advisor with the Offer and Merger under customary terms and conditions. The Company has agreed to pay such advisor customary compensation for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than as set forth in Annex A and other than (i) the scheduled vesting of Company RSUs and issuances by the Company with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options and Company RSUs in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto) there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the tender offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION.

Stockholder Approval of the Merger Not Required

Neither Gilead nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as described in Item 4 above and, therefore, the restrictions of Section 203 are not applicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

Appraisal Rights

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wish to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Gilead and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must, within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS

SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

Attn: Corporate Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE TRANSACTION AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Antitrust Compliance

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Gilead of its Premerger Notification and Report Form with respect to the Offer, unless (a) either the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC issues a request for additional information or documentary materials, or (b) early termination of the waiting period is granted.

At any time before or after consummation of the Offer and the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer or the Merger, the divestiture of Shares acquired by Gilead or the divestiture of substantial assets of the Company or its subsidiaries or Gilead or its subsidiaries or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws as they deem necessary. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Golden Parachute Compensation

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of our executive officers who are designated as “named executive officers” in the Definitive Proxy Statement on Schedule 14A, filed by the Company on April 28, 2017. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of the Company’s named executive officers would receive, assuming that (1) the Offer Acceptance Time will occur on October 6, 2017 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (2) each of the Company’s named executive officers will experience a Qualifying Termination at such time, (3) the named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of August 31, 2017, (4) unvested Company Options and Company RSUs outstanding as of August 31, 2017 vest based on the Offer Price of $180 (and do not otherwise vest prior to October 6, 2017), (5) no named executive officer receives any additional equity grants on or prior to the Offer Acceptance Time and (6) no executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Offer Acceptance Time, additional compensation or benefits.

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Tax Reimbursement ($) (4)	Total ($) (5)
Arie Belldegrun	$3,201,250	$63,580,182	$48,086	$18,446,475	$85,275,993
Paul L. Jenkinson	$1,178,750	$16,476,758	$29,092	—	$17,684,600
Cynthia M. Butitta	$1,466,250	$39,263,420	$27,001	—	$40,756,671
David Chang	$1,466,250	$39,209,095	$29,092	$4,570,747	$45,275,184
Timothy L. Moore	$1,336,875	$36,717,138	$27,859	$4,426,812	$42,508,684
Shawn Tomasello	$1,279,375	$22,352,402	—	$2,685,431	$26,317,208

(1)	The amounts in this column represent the estimated value of (a) the 2017 Bonus Payment that each named executive officer is entitled to receive pursuant to the terms of the Merger Agreement, calculated based on achieving 125% of the target level of performance and (b) the cash severance payments that would be payable to each named executive officer upon experiencing a Qualifying Termination under the CIC Severance Plan. These cash severance payments, which are conditioned upon the officer’s execution of a general release of claims and compliance with certain confidentiality, non-disparagement and non-solicitation restrictions, are comprised of (i) salary continuation payments for a period of 18 months (24 months for Dr. Belldegrun) following such termination and (ii) a lump sum payment equal to 1.5 times (2 times for Dr. Belldegrun) the officer’s target annual cash bonus. The amounts in this column are considered “double-trigger” as they will only be payable in the event of a Qualifying Termination following a change in control. For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Change in Control Severance Plan” and “— Treatment of 2017 Annual Bonuses.” The following table breaks down the amounts in this column by type of payment:

Name	Cash Severance	2017 Bonus Payment
Arie Belldegrun	$2,470,000	$731,250
Paul L. Jenkinson	$922,500	$256,250
Cynthia M. Butitta	$1,147,500	$318,750
David Chang	$1,147,500	$318,750
Timothy L. Moore	$1,046,250	$290,625
Shawn Tomasello	$1,001,250	$278,125

(2)	The amounts in this column represent the estimated value of the unvested Company Options and unvested Company RSUs held by each of the named executive officers that will become vested, assuming each such officer experiences a Qualifying Termination concurrently with the Offer Acceptance Time. The value of the Company Options is calculated by multiplying the excess of the Offer Price over the respective per Share exercise price of the applicable Company Option by the number of Shares subject to such Company Option and the value of the Company RSUs is calculated by multiplying the number of Shares subject to such Company RSU by the Offer Price. These amounts do not reflect payments made on account of Vested In the Money Options. The amounts in this column are considered “double-trigger” as such awards will only vest in the event of a Qualifying Termination following a change in control. The following table breaks down the amounts in this column by type of Company equity award:

Name	Company Options	Company RSUs
Arie Belldegrun	$33,889,182	$29,691,000
Paul L. Jenkinson	$14,838,758	$1,638,000
Cynthia M. Butitta	$30,861,920	$8,401,500
David Chang	$29,547,595	$9,661,500
Timothy L. Moore	$27,765,018	$8,952,120
Shawn Tomasello	$13,454,462	$8,897,940

(3)	The amounts in this column represent the estimated value of Company-paid group health care plan continuation coverage during the period over which the named executive receives salary continuation payments (24 months for Dr. Belldegrun and 18 months for the other named executive officers).
(4)	The amounts listed in this column represent the estimated Excise Tax Reimbursement Payment each named executive officer could be entitled to receive on a “double-trigger” basis upon a Qualifying Termination. In addition to the assumptions described immediately prior to the table above, the amounts in this column are calculated based on a 20% excise tax rate and each named executive officer’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax Reimbursement Payment for each named executive officer, if any, will not be determinable until after the consummation of the Transactions. For additional disclosure related to the Excise Tax Reimbursement Payments disclosed in this column, see the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Certain Tax Reimbursement Arrangements.”

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 includes forward-looking statements related to the Company and the acquisition of the Company by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination; the commercial success of the Company’s products; approval of axi-cel by the FDA and the European Medicines Agency; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions in a timely manner or at all; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the Transactions (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the merger will divert management’s attention from the Company’s ongoing business operations, as the case may be; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Offer to Purchase and other tender offer documents to be filed by Gilead and Purchaser. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation and disclaims any intent to update any such forward-looking statements.

Item 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 5, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Gilead Sciences, Inc. and Dodgers Merger Sub, Inc. on September 5, 2017 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 5, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Kite Pharma, Inc. and Gilead Sciences, Inc., dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(a)(5)(B)	Kite Pharma, Inc. Internal Talking Points, first used on August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(a)(5)(C)	Kite Pharma, Inc. Internal Frequently Asked Questions, first used on August 28, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(a)(5)(D)	External Frequently Asked Questions, first used on August 28, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(a)(5)(E)	Gilead Sciences, Inc. Human Resources Frequently Asked Questions, first used on August 28, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(a)(5)(F)	Form of E-mail response to Investor Inquiry, first used on August 28, 2017 (incorporated by reference to Exhibit 99.5 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(a)(5)(G)	Announcement from Arie Belldegrun, the Chief Executive Officer of Kite Pharma, Inc., to employees, first used on August 28, 2017 (incorporated by reference to Exhibit 99.6 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

Exhibit No.	Description

(a)(5)(H)	Gilead Sciences, Inc. Human Resources Frequently Asked Questions, first used on August 31, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on September 1, 2017).

(a)(5)(I)	Cover e-mail from Christine Cassiano, Kite Pharma, Inc.’s Senior Vice President, Corporate Communications & Investor Relations, to Kite Pharma, Inc.’s employees, first used on August 31, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14d-9 filed with the SEC by Kite Pharma, Inc. on September 1, 2017).

(a)(5)(J)*	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Kite Pharma, Inc., dated August 27, 2017 (included as Annex B to this Schedule 14D-9).

(a)(5)(K)*	Letter to Kite Pharma, Inc. Stockholders, dated September 5, 2017.

(e)(1)	Agreement and Plan of Merger, dated as of August 27, 2017, by and among Kite Pharma, Inc., Gilead Sciences, Inc. and Dodgers Merger Sub, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC by Kite Pharma, Inc. on August 28, 2017).

(e)(2)*	Mutual Confidentiality Agreement, dated as of February 10, 2017, by and between Kite Pharma, Inc. and Gilead Sciences, Inc.

(e)(3)*	Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated as of August 20, 2017, by and between Kite Pharma, Inc. and Gilead Sciences, Inc.

(e)(4)	Amended and Restated Certificate of Incorporation of Kite Pharma, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Kite Pharma, Inc. on August 14, 2014).

(e)(5)	Amended and Restated Bylaws of Kite Pharma, Inc. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed with the SEC by Kite Pharma, Inc. on August 14, 2014).

(e)(6)	Form of Indemnity Agreement, by and between Kite Pharma, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Amendment to the Registration Statement on Form S-1/A filed with the SEC by Kite Pharma, Inc. on June 11, 2014).

(e)(7)	Kite Pharma, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed with the SEC by Kite Pharma, Inc. on June 11, 2014).

(e)(8)	Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice for the Kite Pharma, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the SEC by Kite Pharma, Inc. on February 28, 2017).

(e)(9)	Form of Restricted Stock Unit Agreement and Restricted Stock Unit Grant Notice for the Kite Pharma, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the SEC by Kite Pharma, Inc. on February 28, 2017).

(e)(10)	Kite Pharma, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the SEC by Kite Pharma, Inc. on February 28, 2017).

(e)(11)	Change in Control and Severance Benefit Plan (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC by Kite Pharma, Inc. on February 29, 2016).

(e)(12)	Employment Letter Agreement by and between Kite Pharma, Inc. and Cynthia Butitta, dated January 28, 2014 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1/A filed with the SEC by Kite Pharma, Inc. on June 11, 2014).

(e)(13)	Employment Letter Agreement by and between Kite Pharma, Inc. and Arie S. Belldegrun, M.D., FACS, dated March 25, 2014 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1/A filed with the SEC by Kite Pharma, Inc. on June 11, 2014).

Exhibit No.	Description

(e)(14)	Employment Letter Agreement by and between Kite Pharma, Inc. and Jeffrey Wiezorek, dated April 15, 2014 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1/A filed with the SEC by Kite Pharma, Inc. on June 11, 2014).

(e)(15)	Employment Agreement by and between Kite Pharma, Inc. and David Chang, M.D., Ph.D., dated May 22, 2014 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1/A filed with the SEC by Kite Pharma, Inc. on June 11, 2014).

(e)(16)	Employment Agreement by and between Kite Pharma, Inc. and Shawn Tomasello, dated December 16, 2015 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC by Kite Pharma, Inc. on February 29, 2016).

(e)(17)	Employment Agreement by and between Kite Pharma, Inc. and Timothy Moore, dated February 9, 2016 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Kite Pharma, Inc. on May 9, 2016).

(e)(18)	Employment Agreement by and between the Registrant and Paul Jenkinson, dated May 3, 2016 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Kite Pharma, Inc. on August 8, 2016).

(e)(19)	Warrant to Purchase Stock issued to Joshua A. Kazam, dated May 10, 2013 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed with the SEC by Kite Pharma, Inc. on May 19, 2014).

(e)(20)	Form of Excise Tax Reimbursement Payment Letter Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Kite Pharma, Inc. on September 5, 2017).

(e)(21)	Consulting Agreement, dated as of June 1, 2009, by and between Kite Pharma, Inc. and Two River Consulting, LLC (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 filed with the SEC by Kite Pharma, Inc. on May 19, 2014).

*	Filed herewith.

Annex A —	Recent Transactions by the Company and Directors, Executive Officers, Affiliates and Subsidiaries of the Company.
Annex B —	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Kite Pharma, Inc., dated August 27, 2017.
Annex C —	Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE PHARMA, INC.

Dated: September 5, 2017	By:	/s/ Arie Belldegrun
Name: Arie Belldegrun, M.D.
Title: President and Chief Executive Officer

ANNEX A

Recent Transactions by the Company and Directors,

Executive Officers, Affiliates and Subsidiaries of the Company

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Cynthia M. Butitta	July 10, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	15,000	$1.35	(2)
Cynthia M. Butitta	July 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	3,347	$101.06	(1)
Cynthia M. Butitta	July 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	5,553	$102.19	(1)
Cynthia M. Butitta	July 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	1,100	$102.81	(1)
Cynthia M. Butitta	July 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	5,000	$105.50
Cynthia M. Butitta	August 10, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	15,000	$1.35	(2)
Cynthia M. Butitta	August 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	9,200	$120.52	(1)
Cynthia M. Butitta	August 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	5,800	$121.03	(1)
Helen Susan Kim	July 31, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	10,099	$51.43	(2)
Helen Susan Kim	July 31, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	16,550	$53.90	(2)
Helen Susan Kim	July 31, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	15,804	$108.75	(1)
Helen Susan Kim	July 31, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	7,448	$109.74	(1)
Helen Susan Kim	July 31, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	2,725	$110.55	(1)
Helen Susan Kim	July 31, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	672	$111.60	(1)
Helen Susan Kim	August 8, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	79,949	$53.90	(2)
Helen Susan Kim	August 8, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	11,074	$115.02	(1)
Helen Susan Kim	August 8, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	1,700	$117.27	(1)
Helen Susan Kim	August 8, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	3,800	$118.61	(1)
Helen Susan Kim	August 8, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	18,936	$119.94	(1)
Helen Susan Kim	August 8, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	31,165	$120.40	(1)
Helen Susan Kim	August 8, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	13,274	$121.37	(1)
Helen Susan Kim	August 10, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	3,595	$53.90	(2)
Helen Susan Kim	August 10, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	2,656	$51.43	(2)

A-1

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Helen Susan Kim	August 10, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	6,251	$120.09
Timothy L. Moore	August 1, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	3,000	$44.91	(2)
Timothy L. Moore	August 1, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	2,477	$106.85	(1)
Timothy L. Moore	August 1, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	5,431	$107.58	(1)
Timothy L. Moore	August 1, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	3,771	$108.27	(1)
Timothy L. Moore	August 1, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	321	$109.35	(1)
Timothy L. Moore	August 3, 2017	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3	6,000	$44.91	(2)
Timothy L. Moore	August 3, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	869	$110.10
Timothy L. Moore	August 3, 2017	Sale effected pursuant to an existing Rule 10b5-1 trading plan	5,131	$110.05

(1)	The price reported represents a weighted average price per share.
(2)	The price reported represents an exercise price.

A-2

ANNEX B

Centerview Partners LLC Opinion Letter to the Board of Directors of Kite Pharma, Inc.

CENTER VIEW PARTNERS

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 27, 2017

The Board of Directors

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, CA 90404

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Kite Pharma, Inc., a Delaware corporation (the “Company”), of the $180.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Gilead Sciences, Inc., a Delaware corporation (“Parent”), Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Offer”) at a price of $180.00 per Share, net to the seller in cash without interest, for each Share accepted, and (ii) that, following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by the Company (or held in the Company’s treasury) and (ii) Shares that are held by stockholders of the Company who have properly exercised their respective demand for and not effectively withdrawn nor lost their rights to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Shares (the Shares referred to in clauses (i) and (ii), “Excluded Shares”)) will be converted into the right to receive $180.00 per Share in cash, without interest, (the $180.00 per Share consideration to be paid in the Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not (except for our current engagement) been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company. In the past two years, we have not been engaged to provide financial advisory services to Parent, and we have not received any compensation from Parent. In the past two years, we have performed financial advisory services for Parent on an informal basis with respect to a number of matters, including potential transactions unrelated to the Company, for which we have not received any compensation from Parent. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 26, 2017 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2016, December 31, 2015 and December 31, 2014; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX C

Delaware Appraisal Rights Statute

§ 262. Appraisal rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.